Exhibit 16.1

October 30, 2026

U.S. Securities and Exchange Commission
Office of the Chief Accountant

100 F Street, N.E.
Washington, DC 20549

Re: American Ventures Acquisition Corp. I -       Registration Statement on Form S-1, as amended (File No. 333-296656)

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for American Ventures Acquisition Corp. I (the “Company”). On October 2, 2026, the Company dismissed us. We have read the statements the Company made under the caption “Change in Registrant’s Certifying Accountant” in Amendment No. 1 to its Registration Statement on Form S-1. Those statements are made in response to Item 304(a) of Regulation S-K.

Except as outlined below, we agree with the statements concerning our firm in paragraphs 1, 3, 4 and 6 of that section.

We are not in a position to agree or disagree with the Company’s other statements in that section, including those about the Board ratification of our termination, engagement of Grassi & Co., CPAs, P.C., the approval of the change by the Company, or the Company’s consultations with the newly engaged accountant.

Very truly yours,

“RRBB” is the brand name under which Rosenberg Rich Baker Berman, P.A. and RRBB Advisors, LLC, and its subsidiary entities, including CFO Financial Partners LLC, provide professional services. Rosenberg Rich Baker Berman, P.A. and RRBB Advisors, LLC (and its subsidiary entities) practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. Rosenberg Rich Baker Berman, P.A. is a licensed independent CPA firm that provides attest services to its clients, and RRBB Advisors, LLC, and its subsidiary entities provide tax and business consulting services to their clients. RRBB Advisors, LLC, and its subsidiary entities are not licensed CPA firms.